SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of March, 2003

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1. Notification of Interests of Directors and Connected Persons, dated 20 January 2003.

2. Tomkins sells US valve business for $7.3 million, dated 27 January 2003.

3. Notification of Interests of Directors and Connected Persons, dated 30 January 2003.

4. The Tomkins Employee Share Trust - Disclosure of interest in shares, dated 14 February 2003.

5. Notice of Results, dated 27 February 2003.


Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: any forward-looking statements made by Tomkins, including those made in this document, are based on the current expectations of Tomkins only and are subject to risks and uncertainties including, but not limited to, adverse regulatory developments, changes in Tomkins' competitive position or introduction of new competitors or new competitive products, lack of acceptance of new products or services, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, adverse changes in foreign exchange rates, and acts of terrorism or war, and other risks indicated in Tomkins' filings with the U.S. Securities and Exchange Commission. Tomkins is under no obligation to (and hereby expressly disclaims any such obligation to) update any forward-looking statements contained herein.

Exhibit No. 1


                                SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

                                (3 Reports)


1. Name of company


   Tomkins plc


2. Name of director



   Kenneth Lever


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


   As 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


   As 2 above


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


   Not applicable


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


  Grant of options under the Tomkins Executive Share Option Scheme No.4 (see 17 to 22 below).


7. Number of shares / amount of stock acquired



8. Percentage of issued class



9. Number of shares/amount of stock disposed



10. Percentage of issued class



11. Class of security



12. Price per share



13. Date of transaction



14. Date company informed



15. Total holding following this notification



16. Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes.

17. Date of grant


   17 January 2003


18. Period during which or date on which exercisable


   17 January 2006 to 16 January 2013


19. Total amount paid (if any) for grant of the option


   Nil


20. Description of shares or debentures involved: class, number


   150,000 Ordinary shares of 5p each


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


   208.25 pence per share


22. Total number of shares or debentures over which options held following this notification


   878,000 Ordinary shares of 5p each


23. Any additional information



24. Name of contact and telephone number for queries


   Denise Burton - 020-8871-4544


25. Name and signature of authorised company official responsible for making this notification


   Denise Burton - Deputy Company Secretary


Date of Notification


   20 January 2003



1. Name of company


   Tomkins plc


2. Name of director


   James Nicol


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


   As 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


   As 2 above


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


   Not applicable


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


  Grant of options under the Tomkins Executive Share Option Scheme No.4 (see 17 to 22 below).


7. Number of shares / amount of stock acquired



8. Percentage of issued class



9. Number of shares/amount of stock disposed



10. Percentage of issued class



11. Class of security



12. Price per share



13. Date of transaction



14. Date company informed



15. Total holding following this notification



16. Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes.

17. Date of grant


   17 January 2003


18. Period during which or date on which exercisable


   17 January 2006 to 16 January 2013


19. Total amount paid (if any) for grant of the option


   Nil


20. Description of shares or debentures involved: class, number


   1,440,576 Ordinary shares of 5p each


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


   208.25 pence per share


22. Total number of shares or debentures over which options held following this notification


   8,039,560 Ordinary shares of 5p each


23. Any additional information



24. Name of contact and telephone number for queries


   Denise Burton - 020-8871-4544


25. Name and signature of authorised company official responsible for making this notification


   Denise Burton - Deputy Company Secretary


Date of Notification


   20 January 2003




1. Name of company


   Tomkins plc


2. Name of director


   Anthony John Reading


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


   As 2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


   As 2 above


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


   Not applicable


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


  Grant of options under the Tomkins Executive Share Option Scheme No.4 (see 17 to 22 below).


7. Number of shares / amount of stock acquired



8. Percentage of issued class



9. Number of shares/amount of stock disposed



10. Percentage of issued class



11. Class of security



12. Price per share



13. Date of transaction



14. Date company informed



15. Total holding following this notification



16. Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes.

17. Date of grant


   17 January 2003


18. Period during which or date on which exercisable


   17 January 2006 to 16 January 2013


19. Total amount paid (if any) for grant of the option


   Nil


20. Description of shares or debentures involved: class, number


   150,000 Ordinary shares of 5p each


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


   208.25 pence per share


22. Total number of shares or debentures over which options held following this notification


   653,000 Ordinary shares of 5p each


23. Any additional information



24. Name of contact and telephone number for queries


   Denise Burton - 020-8871-4544


25. Name and signature of authorised company official responsible for making this notification


   Denise Burton - Deputy Company Secretary


Date of Notification


   20 January 2003

Exhibit No. 2


27 January 2003


                Tomkins sells US valve business for $7.3 million


Tomkins plc announces that it has sold the Milliken Valve Company, Inc. to the Henry Pratt Company for a cash consideration of $7.3 million.

Based in Bethlehem PA, Milliken Valve manufactures a full range of valves for use in water, wastewater, gas, industrial and HVAC applications.

The sale of Milliken Valve is in accordance with the Group's strategy of disposing of non-core businesses. Proceeds from the disposal will be added to general corporate funds.

Tomkins is a world class global engineering and manufacturing group with market and technical leadership across three businesses: Air Systems Components, Engineered & Construction Products and Industrial & Automotive.

Tomkins ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form (each equal to four ordinary shares) on the New York Stock Exchange under the symbol TKS.

                                ends

Enquiries to:



Tomkins plc
Stephen Devany                          Tel:   + 44 (0) 20 8877 5153
Head of Corporate Communications

Finsbury
Rollo Head                              Tel:   + 44 (0) 20 7251 3801
Charlotte Hepburne-Scott

Exhibit No. 3


                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

  Tomkins plc

2. Name of director

   Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

   Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   Market purchase of shares

7. Number of shares / amount of stock acquired

   32,435

8. Percentage of issued class

   0.00420%

9. Number of shares/amount of stock disposed

   Not applicable

10. Percentage of issued class

   Not applicable

11. Class of security

   Ordinary shares of 5p each

12. Price per share

   183.50p

13. Date of transaction

   30 January 2003

14. Date company informed

   30 January 2003

15. Total holding following this notification

   234,244

16. Total percentage holding of issued class following this notification

   0.03030%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

   Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

   Denise Burton - Deputy Company Secretary

Date of Notification

   30 January 2003

Exhibit No. 4


Announcement Body Information:


The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP


14 February 2003


Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors: J Nicol, A J Reading and K Lever.

2. Transaction date: 12 February 2003.

3. Date Company informed: 13 February 2003 (by Trustees).

4. Number of shares disposed: 407 Ordinary shares of 5p each.

5. Price per share: Not applicable - vesting of shares.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the vesting of the aforementioned shares in a third party, the Directors have ceased to be interested in those shares.

The above interest is technical only and does not relate to the personal beneficial interests of the individual directors noted above.

Yours faithfully



Norman Porter
Company Secretary

Exhibit No. 5


27 February 2003


Notice of Results


Tomkins plc (LSE:TOMK, NYSE:TKS) will be announcing its preliminary results for the eight month accounting period ending 31 December 2002 on Tuesday, 4th March 2003.


For further information, please contact:


Tomkins plc
Stephen Devany                        Tel:   + 44 (0) 20 8877 5153
Head of Corporate Communications


Finsbury
Rollo Head                            Tel:   + 44 (0) 20 7251 3801
Charlotte Hepburne-Scott


END



                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  19 March, 2003

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary